UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 19, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 19, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: October 18, 2016
16-35-TR

Teck to Acquire 100% of Teena/Reward Zinc Project
Vancouver, B.C. – Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) announced today that a wholly owned subsidiary has exercised a right of first refusal to acquire the 49% interest held by Rox Resources Limited (“Rox”, ASX: RXL) in the Teena/Reward zinc project, which is already subject to Teck’s right to earn an additional 19% interest. The consideration will consist of AUD$10.6 million in cash (or AUD$8.0 million in cash and AUD$3.6 million in freely trading securities) payable on closing, a three year AUD$5.25 million interest bearing promissory note, and a further AUD$3.75 million in cash payable on the earlier of six years from the closing date or completion of a bankable feasibility study for the project. Closing of the transaction is subject to customary conditions, including definitive documentation. On closing, Teck will hold a 100% interest in the Teena project.

Teena is located 8 kilometres west of Glencore's MacArthur River Mine in the Northern Territory of Australia, within one of the world’s premier zinc provinces. Teck's subsidiary optioned the property from Rox in 2011 and discovered Teena in 2013.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as "forward-looking statements"). The forward-looking statements in this news release relate to the closing of the purchase of the 49% interest in the Teena/Reward zinc project. These statements are based on the assumption that the conditions to closing, including settlement of definitive documentation, are satisfied. Factors that may cause the expected closing to not take place include, but are not limited to, an inability to settle definitive documents, and closing conditions, including accuracy of representations and warranties, not being satisfied.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com